Kaspien Holdings Inc.
2818 N. Sullivan Rd. Ste 130
Spokane Valley, WA 99216

VIA EDGAR

August 4, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Janice Adeloye

Re:	Kaspien Holdings Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-266381

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kaspien Holdings Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement (the “Registration Statement”) to 4:30 p.m., Eastern Time, on August 8, 2022, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request by telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Please contact Kimberly C. Petillo-Décossard or Ross Sturman of Cahill Gordon & Reindel LLP, counsel to the Company, by email at kpetillo-décossard@cahill.com or by phone at (212) 701-3265, or rsturman@cahill.com or by phone at (212) 701-3831 if you have any questions or concerns regarding this matter.

Sincerely,

/s/ Edwin Sapienza
Name:	Edwin Sapienza
Title:	Chief Financial Officer